GERALD R. TUSKEY, PERSONAL LAW CORPORATION
Suite 1000, 409 Granville Street
Vancouver, B.C.
V6C 1T2 Canada
Telephone: (604) 681-9588 Facsimile: (604) 688-4933
Email: gtuskey@telus.net

November 14, 2005

VIA EDGAR/COURIER FILING

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention: Mr. John Zitko,
Mr. David Link
Division of Corporation Finance

Dear Messrs. Zitko and Link:

Re: Trend Technology Corporation (the "Company")
- Amendment No. 4 to Registration Statement on Form 10-SB12G
- File No. 000-50978
- Filed on August 18, 2005

- Amendment No. 1 to Form 10-KSB for the fiscal year ended March 31, 2005
- Filed on August 18, 2005
- File No. 000-50978

We provide the following responses to your comment letter dated September 28, 2005. We have enclosed three black-lined copies and one clean copy of amendment number 5 to the 10-SB registration statement. Amendment number 5 includes the Company’s just completed and filed 10-QSB for the six months ended September 30, 2005.

General

1.
We have amended the disclosure (under “Business Development” and “Description of Our Business”) to include a statement that the Company will not enter into a merger or acquisition with a non-mining entity or company for at least the next 24 months and that the Company is actively sourcing new exploration properties.

By way of supplemental information, it should be noted that the Company has completed phase 2 work on the Copper Prince Property, a phase 3 program has been delineated and Mr. Diakow has acquired new claims in Northern British Columbia on behalf of the Company. The Company has raised an additional $60,000 in equity financing for mineral exploration.

2.
We have added disclosure (under “Business Development” and “Description of Our Business”) which states that no agent or representative of the Company has taken any measure direct or indirect to locate a target non-mining business at any time past or present.

Security Ownership of Certain Beneficial Owners and Management, page 19

3.
Mr. MacMillan resides at 1122 Gilford Street, Vancouver, British Columbia. This is a condominium building in downtown Vancouver. Mr. MacMillan’s suite number is 1002, not 101. Because Mr. MacMillan is a frequent traveler, he has arrangements in his building for his mail to go to Suite 101, which is the building manager rather than to the mailbox for his own suite which is 1002. Accordingly, it is possible that other individuals and/or companies such as Camelot Ventures Inc. and Arbitrage Capital Management Inc. may use the same mailing address in the building. Mr. MacMillan has no association or connection with Camelot Ventures Inc. or Arbitrage Capital Managements Inc.

After receiving and reading your comment letter of September 28, 2005 and noting that Mr. MacMillan’s residential address again seemed incorrect, I immediately called Mr. MacMillan and gave him a lecture on his failure to provide the right residential not mailing address. I explained to Mr. MacMillan that his failure to provide your office yet again with his actual residential suite number could create an impression that he was hiding information. I also explained to Mr. MacMillan that it was in embarrassment to me as filing counsel to provide the SEC with incorrect information. As a result, I asked Mr. MacMillan to prepare a letter of explanation to your office. The original of this letter is enclosed with our hard copy submission in a separate envelope to your attention.

Part II
Recent Sales of Unregistered Securities, page 22

4.
As stated in our previous response to this comment, between February 17, 2001 and November 1, 2003 shareholder action was taken by Mr. Ebert. Mr. Ebert was also the Company’s sole officer during that period. Mr. Ebert’s 2,250,000 common shares were returned to treasury and cancelled on November 1, 2003. Mr. Ebert was replaced as C.E.O., C.F.O. and director of the Company on November 2, 2003 by Gerald Tuskey who acted in those capacities until April 20, 2004.

During the period November 1, 2003 to March 31, 2004, a period of five months, the Company had no shares issued but no shareholder actions were required or taken during that time. The Company’s day to day business affairs were conducted by Gerald Tuskey and by Gerry Diakow. There is no requirement under Nevada law for a company to have shares issued in order for it to undertake business activities. Section 78.060 of the Nevada Revised Statutes confers general operational powers on all Nevada corporations and section 78.070 confers a number of specific operational powers. None of these powers are conditional upon the corporation having shares issued. Section 78.380 of the Nevada Revised Statutes even permits a corporation to amend its articles before its shares have been issued. Accordingly, the full response to your comment number 4 is that at all times, since its incorporation, the Company has had officers and directors in place to conduct the day to day operations of the Company. The Company has had shares issued to shareholders at such times as shareholder actions were taken by consent resolutions. During the period from November 1, 2003 to March 31, 2004, the Company’s previously issued shares had been cancelled and no shares were outstanding but during this period no shareholder actions were required or taken and the Nevada Revised Statutes confer all general and specific powers on the Company (and thereby its officers and directors) as were needed for the Company to conduct its business at all times. There is no requirement under Nevada law for a company to have shares issued in order for it to undertake business activities. The actual operations of the Company were undertaken during the time in question by Mr. Diakow and by Mr. Tuskey.

Form 10-KSB for the fiscal year ended March 31, 2005

Description of Property

5.
Mr. Shields provides office space to the Company at no cost. The “nominal” wording was requested by the auditors even though the cost is actually zero. We have revised the Form 10-KSB accordingly. As you may have noted, the Company’s principal executive office address changed in September when Mr. Shields changed offices.

Plan of Operations
Phase 2 Geophysical Surveying

6.
The Phase 2 exploration program has been completed. The 10-KSB has been amended to update exploration disclosure for Phase 2. We have updated all disclosure in the September 30, 2005 Form 10QSB and the 10-SB regarding the Company’s plan of operations including the proposed phase 3 and acquisition of the Dalvenie property.

Financial Statements
Accountants Report

7.	The report of the former accountants (Moore Stephens Ellis Foster Ltd.) has been filed in an amendment to the March 31, 2005 Form 10KSB and the Form 10-SB.

Note 1 - Basis of Presentation

8.	The disclosure in Note 1 to the June 30, 2005 internal financial statements has been amended.

We look forward to receiving any further comments which you may have or notification from your office that the Company’s Form 10-SB has been accepted for filing.

Yours truly,

Gerald R. Tuskey,
Personal Law Corporation

Per:
Gerald R. Tuskey

Enclosures